                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  Schedule 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No.__)(1)

                   International Microcomputer Software, Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                   459862 30 6
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                                 (CUSIP Number)

                                November 5, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [_] Rule 13d - 1(b)
                           [X] Rule 13d - 1(c)
                           [_] Rule 13d - 1(d)

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 7
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CUSIP No.     459862 30 6              13G                           Page 2 of 7
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1                 NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                  (ENTITIES ONLY)

                  Capital Ventures International

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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [_]

                                                                         (b) [_]

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3                 SEC USE ONLY
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4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
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                        5            SOLE VOTING POWER

NUMBER OF                            2,422,500
SHARES            --------------------------------------------------------------
BENEFICIALLY            6            SHARED VOTING POWER
OWNED BY
EACH                                 2,422,500*
REPORTING         --------------------------------------------------------------
PERSON                  7            SOLE DISPOSITIVE POWER
WITH
                                     2,422,500
                  --------------------------------------------------------------
                        8            SHARED DISPOSITIVE POWER

                                     2,422,500*
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9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     2,422,500
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10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES                                    [_]

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11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     10.5%**
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12                TYPE OF REPORTING PERSON*

                                     CO
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*        Heights Capital Management, Inc. is the investment advisor to Capital
         Ventures International and, as such, may exercise voting and dispositive power over these shares.

** Based upon the information contained in the Company's Annual Report on Form 10-KSB filed on September 25, 2003, the number of shares of common stock outstanding is 23,173,253.

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CUSIP No.     459862 30 6              13G                           Page 3 of 7
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1                 NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                  (ENTITIES ONLY)

                  Heights Capital Management, Inc.

--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [_]

                                                                         (b) [_]

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3                 SEC USE ONLY

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4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
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                         5           SOLE VOTING POWER

NUMBER OF                            0
SHARES            --------------------------------------------------------------
BENEFICIALLY             6           SHARED VOTING POWER
OWNED BY
EACH                                 2,422,500*
REPORTING         -------------------------------------------------------------
PERSON                   7           SOLE DISPOSITIVE POWER
WITH
                                     0
                  --------------------------------------------------------------
                         8           SHARED DISPOSITIVE POWER

                                     2,422,500*
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9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     2,422,500
--------------------------------------------------------------------------------

10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*                                   [_]

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11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     10.5%**
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12                TYPE OF REPORTING PERSON*

                                     CO
--------------------------------------------------------------------------------

* Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.

** Based upon the information contained in the Company's Annual Report on Form 10-KSB filed on September 25, 2003, the number of shares of common stock outstanding is 23,173,253.

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CUSIP No.     459862 30 6              13G                           Page 4 of 7
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Item 1(a).        Name of Issuer:
                  International Microcomputer Software, Inc. (the "Company")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  75 Rowland Way, Novato, California 94945

Item 2(a).        Name of Person Filing:

                  (1) Capital Ventures International (a "Reporting Person")

                  (2) Heights Capital Management, Inc. (a "Reporting Person")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  (1) One Capitol Place, P.O. Box 1787 GT, Grand Cayman Islands,
                      B.W.I.

                  (2) 425 California Street, San Francisco, California 94104

Item 2(c).        Citizenship:

                  (1) Cayman Islands

                  (2) Delaware

Item 2(d).        Title of Class of Securities:

                  Common Stock, no par value per share, of the Company ("Common Stock")

Item 2(e).        CUSIP Number:

                  459862 30 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [_] Broker or dealer registered under Section 15 of the
                          Exchange Act;
                  (b) [_] Bank as defined in Section 3(a)(6) of the Exchange
                          Act;
                  (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
                  (d) [_] Investment company registered under Section 8 of the
                          Investment Company Act;
                  (e) [_] An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);
                  (f) [_] An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g) [_] A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                  (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP No.     459862 30 6              13G                           Page 5 of 7
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Item 4.           Ownership.

                  (1)      Capital Ventures International

                  (a)      Amount beneficially owned:

                           2,422,500

                  (b)      Percent of Class:

                           10.5%

                  (c)      Number of shares to which such person has:

                           (i)      Sole power to vote or direct the vote:

                                    2,422,500

                           (ii)     Shared power to vote or direct the vote:

                                    2,422,500

                           (iii) Sole power to dispose or to direct the disposition of:

                                    2,422,500

                           (iv) Shared power to dispose or to direct the disposition of:

                                    2,422,500

                  (2)      Heights Capital Management, Inc.

                  (a)      Amount beneficially owned:

                           2,422,500

                  (b)      Percent of Class:

                           10.5%

                  (c)      Number of shares to which such person has:

                           (i)      Sole power to vote or direct the vote:

                                    0

                           (ii)     Shared power to vote or direct the vote:

                                    2,422,500

                           (iii) Sole power to dispose or to direct the disposition of:

                                    0

                           (iv) Shared power to dispose or to direct the disposition of:

                                    2,422,500

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CUSIP No.     459862 30 6              13G                           Page 6 of 7
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Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company Or Control Person.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of a Group.

                  Not applicable

Item 10.          Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No.     459862 30 6              13G                           Page 7 of 7
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Date: November 5, 2003

                                         Capital Ventures International

                                           By: Heights Capital Management, Inc.,
                                           pursuant to a Limited Power of
                                           Attorney, a copy of which is filed as
                                           Exhibit A hereto.

                                               By:  /s/ Todd Silverberg
                                                    ----------------------------
                                                    Todd Silverberg, General
                                                    Counsel and Secretary

                                         Heights Capital Management, Inc.

                                               By:  /s/ Todd Silverberg
                                                    ----------------------------
                                                    Todd Silverberg, General
                                                    Counsel and Secretary

                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION
-------           -----------
A                 Limited Power of Attorney

B Joint Filing Agreement, dated November 5, 2003, pursuant to Rule 13d-1(k) between Capital Ventures International and Heights Capital Management, Inc.

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                                                                       EXHIBIT A

                            LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 3rd day of April, 1998 by CAPITAL VENTURES INTERNATIONAL (hereinafter called "the Company"), whose Registered Office is situated at Second Floor, One Capital Place, P.O. Box 1787, Grand Cayman, Cayman Islands, B.W.I.

WHEREAS, by agreement dated March 10, 1997, by and Between the Company and Heights Capital Management, the Company expressly authorized Heights Capital Managements to enter into transactions in certain designated areas as defined in the Agreement attached hereto marked "Appendix 1."

NOW THIS DEED WITNESSETH that Ian A.N. Wight (Director) and Woodbourne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the firm of HEIGHTS CAPITAL MANAGEMENT which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf of and for the account of the Company and to take any actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to instructing the transfer of funds where necessary and executing required documentation.

IN WITNESS WHEREOF, the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF
CAPITAL VENTURES INTERNATIONAL              /s/ Ian A.N. Wight
was hereunto affixed in the presence of:    -----------------------------------
                                            Ian A. N. Wight
                                            (Director)


                                            /s/ Woodbourne Associates
                                            -----------------------------------
                                            Woodbourne Associates
                                            (Cayman) Limited
                                            Secretary

                                                                       EXHIBIT B

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock of International Microcomputer Software, Inc., dated November 5, 2003, and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934.

Date: November 5, 2003                      Capital Ventures International

                                            By: Heights Capital Management, Inc.
                                            pursuant to a Limited Power of
                                            Attorney, a copy of which is filed
                                            as Exhibit A to the Schedule 13G

                                            By: /s/ Todd Silverberg
                                                --------------------------------
                                                Todd Silverberg, General
                                                Counsel and Secretary

Date: November 5, 2003                      Heights Capital Management, Inc.

                                            By: /s/ Todd Silverberg
                                                --------------------------------
                                                Todd Silverberg, General Counsel
                                                and Secretary